UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number 001-35884

KABUSHIKI KAISHA FRONTEO

(Exact name of registrant as specified in its charter)

FRONTEO, INC.

(Translation of registrant’s name into English)

Meisan Takahama Building

2-12-23, Konan

Minato-ku, Tokyo 108-0075

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FRONTEO, INC.

FORM 6-K

FRONTEO, Inc. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	English translation of the Summary of Consolidated Financial Results for the Six-Month Period Ended September 30, 2019 [Japanese GAAP], filed with the Tokyo Stock Exchange on November 14, 2019.
Exhibit 99.2	Notice regarding FRONTEO’s Revision of Forecasts and Recording of Extraordinary Losses.

Safe Harbor Statement

Exhibit 99.1 and Exhibit 99.2 attached hereto contain forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the consolidated forecasts for the year ending March 31, 2020 are forward-looking statements. FRONTEO may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; FRONTEO’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, FRONTEO’s services; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with, or furnished to the Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and FRONTEO undertakes no duty to update such information, except as required under applicable law.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEO, INC.

	By:	/s/ MASAHIRO MORIMOTO
Masahiro Morimoto

Chief Executive Officer and Chairman of the Board

Date: November 14, 2019